Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267398

PROSPECTUS SUPPLEMENT

(Proposed Holding Company for First Seacoast Bank)

Up to 3,795,000 Shares of Common Stock

Price: $10.00 Per Share

This prospectus supplement supplements the prospectus dated November 14, 2022, and should be read carefully and together with the prospectus.

We have commenced a syndicated community offering to sell additional shares of common stock.

We must sell a minimum of 2,805,000 shares of common stock to complete the conversion and stock offering. Both the subscription offering and the community offering expired on December 16, 2022, and we received valid stock orders for approximately 48.8% of the required minimum. As disclosed in the prospectus, we may offer for sale, in a syndicated community offering, shares of common stock not subscribed for in the subscription offering and the community offering.

The syndicated community offering is being managed solely by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. is not required to purchase any shares of common stock offered for sale in the syndicated community offering. The terms and conditions of the syndicated community offering are more fully set forth in the prospectus, subject, however, to the new maximum stock purchase limits disclosed below. We have the right to accept or reject, in whole or in part, any order submitted in the syndicated community offering.

The syndicated community offering will expire at 2:00 p.m., Eastern time, on January 17, 2023, but we reserve the right to select an earlier expiration time and date once we receive valid orders for at least 2,805,000 shares of common stock at the minimum of the offering range, inclusive of the valid orders received in the subscription offering and the community offering.

As compensation in the syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a fee equal to 6.0% of the aggregate dollar amount of the shares of common stock sold in the syndicated community offering. This fee payable to Keefe, Bruyette & Woods, Inc. would decrease the estimated net proceeds of the stock offering. Assuming that no subscribers in the subscription offering or the community offering order additional shares of common stock in the syndicated community offering and that approximately 1,436,157 shares are sold in the syndicated community offering to meet the minimum of the offering range, the stock offering would be affected as follows at the minimum of the offering range (In thousands):

Gross proceeds of stock offering	$28,050
Estimated expenses	2,459
Estimated net proceeds	$25,591

If all other assumptions used to prepare the pro forma data in the prospectus under the section “Pro Forma Data” remain unchanged and assuming that no persons who subscribed for the maximum number of shares in the subscription offering or the community offering under the old maximum purchase limits increase their orders up to the new maximum purchase limits, then, at June 30, 2022, at the minimum of the offering range, pro forma stockholders’ equity per share would be $14.23, pro forma tangible stockholders’ equity per share would be $14.16, offering price as percentage of pro forma stockholders’ equity per share would be 70.27%, offering price as percentage of pro forma tangible stockholders’ equity per share would be 70.62%, pro forma earnings per share would be $0.15, and offering price to pro forma annualized earnings per share would be 33.33x. Similarly, at December 31, 2021, at the minimum of the offering range, pro forma stockholders’ equity per share would be $15.92, pro forma tangible stockholders’ equity per share would be $15.85, offering price as percentage of pro forma stockholders’ equity per share would be 62.81%, offering price as percentage of pro forma tangible stockholders’ equity per share would be 63.09%, pro forma earnings per share would be $0.61, and offering price to pro forma earnings per share would be 16.39x.

We are increasing the purchase limits in the stock offering.

In order to facilitate the sale of additional shares of common stock, we have increased the maximum stock purchase limits disclosed in the prospectus, as follows:

	New Limit (1)	Old Limit
Individual	5.0% of shares issued in the stock offering	$400,000 (40,000 shares)
Group	5.0% of shares issued in the stock offering	$400,000 (40,000 shares)
(1) Equates to $1,402,500 (140,250 shares) at minimum of offering range.

Given that the maximum purchase limit has been increased to 5% of the shares issued in the stock offering, and as disclosed in the prospectus, such limit may be further increased to 9.99% of the shares issued in the stock offering, provided that orders exceeding 5% of the shares issued in the stock offering may not exceed, in the aggregate, 10% of the shares issued in the stock offering.

The new maximum purchase limits apply in the syndicated community offering. We are also resoliciting only those persons who submitted maximum orders in the subscription offering or the community offering, and who indicated on their stock order forms the desire to be resolicited if the stock purchase limits were increased, to give them the opportunity to increase their orders up to the new maximum purchase limits. Orders may be increased by submitting a supplemental stock order form, together with full payment of immediately available funds, for the additional shares ordered so that it is received by us (not postmarked) before 2:00 p.m., Eastern time, on January 4, 2023.

Completion of the conversion and stock offering is subject to certain conditions.

Completion of the conversion and stock offering remains subject to final regulatory approval, the approval of the stockholders of First Seacoast Bancorp and the members of First Seacoast Bancorp, MHC, and the sale of at least 2,805,000 shares of common stock at the minimum of the offering range.

We intend to close the stock offering at the minimum of the offering range.

This investment involves a degree of risk, including the possible loss of principal. See “Risk Factors” beginning on page 18 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, or any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center at 1-(877) 892-9472 (toll-free).

The date of this prospectus supplement is December 21, 2022.